NAME OF REGISTRANT:  Trillium Asset Management
NAME OF PERSON RELYING ON EXEMPTION:  Trillium Asset Management
ADDRESS OF PERSON RELYING ON EXEMPTION: Two Financial Center, 60 South St, Boston, MA 02111

 Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 6, 2016

Dear Discovery Communications Shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #3 on the Discovery Communications (Discovery) 2016 proxy card, which asks the company to report on steps the company is taking to foster greater diversity on its Board of Directors. The lead filers are Calvert Investments, Mercy Investment Services and Trillium Asset Management. Co-filers of the shareholder proposal are Boston Common Asset Management, City of Philadelphia Pension Board Trust, Connecticut Retirement Plans and Trust Funds, Mercy Health System, the New York State Common Retirement Fund, the Sustainability Group of Loring, Wolcott & Coolidge, the United Methodist Church Foundation and Walden Asset Management.

The shareholder proposal makes the following request:

Shareholders request that the Board of Directors prepare a report by September 2016, at reasonable expense and omitting proprietary information, on steps Discovery Communications is taking to foster greater diversity on the Board over time including but not limited to the following:
1.	The inclusion of women and minority candidates in every pool from which Board nominees are chosen and our company’s plans to advance Board diversity;
2.	An assessment of challenges experienced and progress achieved.

Rationale for a “Yes” Vote:

1. Opportunities to enhance shareholder value – Numerous studies show that diversity among board members makes for stronger boards and companies.
2. Risk management – the company’s lack of disclosure concerning its efforts to add gender diversity to its board presents regulatory and reputational risks. A bill recently introduced in Congress intends to increase representation of women on corporate boards, and commitments voiced by the U.S. Securities and Exchange Commission (SEC) this year are expected to lead to a re-examination of its disclosure requirement on diversity.
3. The company is lagging behind industry peers who have successfully realized greater gender diversity by appointing women board nominees to serve as directors.
4. Discovery Communication’s opposition statement fails to address the issues we raise and demonstrates the weakness of its approach.

In 2012, Calvert Investments took part in a productive engagement with Discovery which resulted in the amendment of its Governance Guidelines. The amendment provides more inclusive language regarding the selection of candidates for the Board of Directors. The language now explicitly states that the board factors “diversity of gender, race, ethnic or geographic origin, age…” among other important qualities in its director selection process. Therefore, the shareholders filing this proposal believe that our request for a report on the progress of this commitment is reasonable.

As shareholders, we remain concerned that the company is not rigorously pursuing diversity as a key ingredient to a well-functioning board.  Complying with the proposal would assure investors that the company is identifying opportunities to expand board diversity.  Nearly one-quarter of Discovery shareholders hold similar views as evidenced by the 23% “FOR” vote received for a similar proposal on the proxy ballot in 2015.

1.	Opportunities to enhance shareholder value - Without disclosing its strategy to add gender diversity to its board, Discovery may be missing opportunities to enhance shareholder value. Research confirms the strong business case for diversity on corporate boards.

*     Comparing 2,400 global companies over a six year period, the Credit Suisse Research Institute found those with one or more women directors show higher returns on equity, better growth, and exhibit less volatility in earnings.1
*    Thomson Reuters compared companies where women hold more than 30 percent of the boards’ seats with companies where women hold fewer than 10 percent of the directorships, and found that the first group of companies fared better in periods of greater economic volatility.2
 *      A 2011 study by Catalyst, a nonprofit organization dedicated to expanding the opportunities for women in business, found that companies with the most women board directors outperform those with the least by 16 percent on return on sales and by 26 percent on return on invested capital.3

Not only are there recognized business risks associated with weak board gender diversity, but social risks exist as well –  in the form of long-term negative impacts on women’s social equality arising from divisions at the highest positions in the business world.

2.	Risk management - Given recent regulatory actions and public discourse on the issue, the lack of disclosure concerning the company’s efforts to add gender diversity to its board exposed the company to potential regulatory and reputational risks.

1 Credit Suisse, Gender diversity and corporate performance (2012), https://publications.credit-suisse.com/tasks/render/file/index.cfm?fileid=88EC32A9-83E8-EB92-9D5A40FF69E66808
2 Thompson Reuters, Women in the Workplace: Latest Workforce Trends in Gender Equality (2012), http://alphanow.thomsonreuters.com/ebooks/women-in-the-workplace/#19.
3 Catalyst, The Bottom Line: Corporate Performance and Women’s Representation on Boards (2004-2008), http://www.catalyst.org/knowledge/bottom-line-corporate-performance-and-womens-representation-boards-20042008.

*      The Gender Diversity in Corporate Leadership Act of 2016 introduced by U.S. Rep. Carolyn Maloney, D – NY would require public companies to report the gender composition of their boards and board nominees to the SEC.  It would also create an SEC advisory group to study and recommend ways to increase gender diversity on corporate boards.

*       Speaking at a securities conference in January, 2016, SEC Chairman Mary Jo White stated boardroom diversity was a 2016 priority. She has instructed her staff to review company disclosures and provide recommendations as to whether companies should provide more diversity information, specifically about the racial or gender composition of their board. 4

3.	The company is lagging behind peers.

* Discovery Communications has committed to promoting equal opportunity and diversity within the firm, as evidenced by its comprehensive non-discrimination policy and its corporate inclusion initiatives; and several women hold executive management positions. Yet, the company noticeably lags its peers on board diversity.

* Many companies in the media industry have expanded diversity on their boards. Scripps Networks Interactive, Yahoo!, and Netflix each have more than two woman directors on their boards. Ninety-two percent of S&P 500 boards include at least one woman; the average is two women directors (2014 ISS Board Practices Study).

4.	Discovery Communication’s opposition statement fails to address the issues we raise.

In its opposition statement, Discovery recites diversity statistics of its workforce, yet fails to describe the diversity of its board – the sole focus of this shareholder proposal.  Discovery states that it “acknowledges the benefits of diversity throughout the company” yet it implicitly holds its board out as an exception to gender diversity.

We believe this poses risks to the company as empirical studies demonstrate strong linkages between gender diversity on boards and strong financial health. There is a positive correlation, as well, between the number of women on a company’s board and improved governance and oversight.

The company also states that “the reporting obligations expected in this proposal would   be distracting and time consuming, without any corresponding benefit to our shareholders”. Understanding how the board implements its nominee search process and the extent to which women are included in the talent pool is important to shareholders and should not be a burdensome exercise for the company. As a media company operating in a highly competitive environment, investors need to better understand why women who in aggregate make 73 percent of the buying decisions in the U.S. and control $12 trillion of $18.4 trillium in consumer spending globally are not represented on Discovery’s Board.

4 SEC Chief: Board Diversity Is a Priority for Agency in 2016,  http://www.wsj.com/articles/sec-chief-board-diversity-is-a-priority-for-agency-in-2016-1453853477

Conclusion:

Board diversity has come into sharper focus in recent years for investors and other stakeholders as the need for diverse perspectives has become a business imperative. At the same time, the rate at which women are nominated to boards is moving upward at a glacial pace.  The United States Government Accountability Office (GAO) published a report in early 2016 analyzing the history of gender diversity of U.S. corporate boards and provided recommendations for improving female board representation. The report indicates that, following current trends, it could take 10 years for women to comprise 30% of board positions and more than 40 years for representation of women to be equal to men.5

In order to improve female representation on boards, investors need to know and  companies need to provide information pertaining to the inclusion of women and minority  candidates in pool from which board nominees are chosen and an assessment of challenges experienced and progress achieved toward expanding board diversity.

For all the reasons provided above we strongly urge you to VOTE “FOR”
PROPOSAL # 3.

Please contact Susan Baker (617)532-6681 (sbaker@trilliuminvest.com) for further         information.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Trillium Asset Management and the proposal’s proponents are not able to vote your proxies, nor does this communication contemplate such an event. The Trillium Asset Management and the proposal’s proponents urge shareholders to vote for Item number 3 following the instruction provided on the management’s proxy mailing.

5 GAO Publishes Report on Gender Diversity of Corporate Boards http://www.mofojumpstarter.com/2016/01/26/gao-publishes-report-on-gender-diversity-of-corporate-boards/